FRANK J. HARITON ATTORNEY - AT - LAW

1065 Dobbs Ferry Road White Plains New York 10607 (Tel) (914) 674-4373 (Fax) (914) 693-2963 (e-mail) hariton@sprynet.com

January 28, 2016

Ms. Loan Lauren P. Nguyen, Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Sauer Energy, Inc.

Amendment Number 1 to Registration Statement on Form S-1

File Number 333-208866

Dear Ms. Nguyen:

We are filing amendment number 1 to the above captioned registration statement.  This amendment principally involves an updating of the material previously filed and changes to the registration statement in response to the staff’s comment letter dated January 26, 2016.  The principal updating involved inclusion of more current financial information.  The numbered paragraphs below correspond to the numbered paragraphs in the staff’s comment letter and set forth our response thereto:

1.

The last sale under the prior equity purchase agreement occurred on December 7, 2016 and there were no further shares left to sell.

2.

Updated financial statements (interim for the period ended November 30, 2015) are included in the amendment.

Please feel free to contact me with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton